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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                                (AMENDMENT NO. 2)


                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                   144577 10 3

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                                 (CUSIP Number)

                                 Frank A. Wojtek
                             Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 12, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 144577 10 3
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         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Frank A. Wojtek

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         (2)      Check the Appropriate Box if a Member of a Group

                                                                       (a)  [ ]
                                                                       (b)  [X]
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         (3)      SEC Use Only

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         (4)      Source of Funds


                  00
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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)


                                                                            [ ]
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         (6)      Citizenship or Place of Organization


                  United States of America


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Number of           (7)      Sole Voting Power
Shares                           1,122,888 Shares (16,667 of which are issuable
                                 upon the exercise of certain options)
                    ------------------------------------------------------------
Beneficially        (8)      Shares Voting Power
Owned by                         0 Shares
Each                ------------------------------------------------------------
                    (9)      Sole Dispositive Power
                                 1,122,888 Shares (16,667 of which are issuable
                                 upon the exercise of certain options)
                    ------------------------------------------------------------
Reporting           (10)     Shared Dispositive Power
Person with                      0 Shares
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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,122,888 Shares

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         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                            [X]
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         (13)     Percent of Class Represented by Amount in Row (11)
                  8.0%

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         (14)     Type of Reporting Person (See Instructions)

                  IN

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INTRODUCTORY NOTE.

                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Frank A. Wojtek ("Mr. Wojtek") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Wojtek on January 8, 1998 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless amended or restated, the Original Statement remains in effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.   PURPOSE OF TRANSACTION

                  Item 4 is supplemented as follows:

                  On April 12, 2001, Mr. Wojtek consummated a transaction in which he transferred 35,000 shares of Common Stock in exchange for rights to certain real property in Maverick County, Texas. The closing price on the Nasdaq Stock Market for shares of Common Stock on such date was $7.34.

                  In January 2001, Mr. Wojtek sold 10,000 shares of Common Stock on the Nasdaq Stock Market. In December 2000, Wr. Wojtek sold 10,000 shares of Common Stock on the Nasdaq National Market. In June 2000, Mr. Wojtek sold 100,000 shares of Common Stock on the Nasdaq Stock Market. On March 20, 2000, Mr. Wojtek made a charitable gift of 12,500 shares of Common Stock.

                  On April 12, 2001, Mr. Wojtek adopted a written plan pursuant to rule 10b5-1 under the Securities Exchange Act of 1934 pursuant to which Mr. Wojtek may sell up to 140,000 shares of Common Stock from April 12, 2001 to April 12, 2003, subject to the terms and


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conditions in the plan, including whether the market price of the Common Stock meets or exceeds specified targets.

                  Depending upon the trading price of the Common Stock, Mr. Wojtek may seek to dispose of additional shares of Common Stock. The number of shares subject to such disposition, if any, will be subject to, among other things, market conditions as they exist from time to time as well as other factors described in the Original Statement. Mr. Wojtek may also take any other action described in the Original Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Mr. Wojtek beneficially owns an aggregate of 1,122,888 shares of Common Stock (approximately 8.0% of the 14,074,728 shares deemed to be outstanding as of April 12, 2001 (consisting of 14,058,061 shares of Common Stock and 16,667 options that are exercisable within 60 days, but not including 33,333 other options held by Mr. Wojtek)).

                  Mr. Wojtek has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the Shareholders Agreement dated December 15, 1999 among Carrizo Oil and Gas, Inc., CB Capital Investors, L.P. (now known as J.P. Morgan Partners), Mellon Ventures, L.P., Paul B. Loyd, Jr., Douglas A.P. Hamilton, S.P. Johnson IV, Mr. Wojtek and DAPHAM Partnership, L.P.).


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                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 23, 2001.


                                                      /s/ Frank A. Wojtek
                                                     ---------------------------
                                                     Frank A. Wojtek






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